UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Citizens First Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

17461R106
(Cusip Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

13G

CUSIP No. 17461R106	1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
Citizens First Bancorp, Inc.
Citizens First Savings Bank, as Trustee of the Citizens First Savings Bank
Employee Stock Ownership Plan

	2.	Check the Appropriate Box if a Member of a Group:
Not applicable.
(a)
(b)

	3.	SEC Use Only

	4.	Citizenship or Place of Organization:
Citizens First Bancorp, Inc. — State of Delaware
Citizens First Savings Bank — State of Michigan

	5.	Sole Voting Power:
Citizens First Bancorp, Inc. — 609,713
Citizens First Savings Bank — 609,713

Number of	6.	Shared Voting Power:
Shares		Citizens First Bancorp, Inc. — 152,416
Beneficially		Citizens First Savings Bank — 152,416
Owned by
Each	7.	Sole Dispositive Power:
Reporting		Citizens First Bancorp, Inc. — 762,129
Person With:		Citizens First Savings Bank — 762,129

	8.	Shared Dispositive Power:
Citizens First Bancorp, Inc. — 0
Citizens First Savings Bank — 0

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
Citizens First Bancorp, Inc. — 762,129
Citizens First Savings Bank — 762,129

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
Not applicable.

	11.	Percent of Class Represented by Amount in Row (9):
Citizens First Bancorp, Inc. — 8.9% of 8,573,002 shares of common stock outstanding as of 12/31/03.
Citizens First Savings Bank — 8.9% of 8,573,002 shares of common stock outstanding as of 12/31/03.

	12.	Type of Reporting Person:
Citizens First Bancorp, Inc. — HC
Citizens First Savings Bank — BK
Citizens First Savings Bank Employee Stock Ownership Plan — EP

Item 1.

(a)	Name of Issuer:

Citizens First Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

525 Water Street Port Huron, MI 48060

Item 2.

(a)	Name of Person Filing: Citizens First Bancorp, Inc. Citizens First Savings Bank, as Trustee of the Citizens First Savings Bank Employee Stock Ownership Plan

(b)	Address of Principal Business Office:

525 Water Street Port Huron, MI 48060

(c)	Citizenship: Citizens First Bancorp, Inc. — State of Delaware Citizens First Savings Bank — State of Michigan

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number: 17461R106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

(a)	Amount beneficially owned: Citizens First Bancorp, Inc. — 762,129 Citizens First Savings Bank — 762,129

(b)	Percent of class: Citizens First Bancorp, Inc. — 8.9% Citizens First Savings Bank — 8.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Citizens First Bancorp, Inc. — 609,713 Citizens First Savings Bank — 609,713

(ii)	Shared power to vote or to direct the vote Citizens First Bancorp, Inc. — 152,416 Citizens First Savings Bank — 152,416

(iii)	Sole power to dispose or to direct the disposition of Citizens First Bancorp, Inc. — 762,129 Citizens First Savings Bank — 762,129

(iv)	Shared power to dispose or to direct the disposition of Citizens First Bancorp, Inc. — 0 Citizens First Savings Bank — 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person — Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company — Citizens First Bancorp, Inc., the parent holding company, owns all of the capital stock of the Citizens First Savings Bank, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, which has beneficial ownership of the securities reported as trustee of the Citizens First Savings Bank Employee Stock Ownership Plan.

Item 8.	Identification and Classification of Members of the Group — Not applicable.

Item 9.	Notice of Dissolution of Group — Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 17, 2004

Citizens First Bancorp., Inc.
By:	/s/ Timothy Regan

Timothy Regan

Chief Financial Officer

Citizens First Savings Bank, as Trustee of The Citizens First Savings Bank Employee Stock Ownership Plan
By:	/s/ William G. Oldford, Jr.

William G. Oldford, Jr.

Vice President and Senior Trust Officer